Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and ACS for their consideration. In connection with the proposed merger, Xerox filed with the SEC a registration statement on Form S-4 that included a preliminary joint proxy statement of Xerox and ACS that also constitutes a preliminary prospectus of Xerox and each of the companies may be filing with the SEC other documents regarding the proposed transaction. Xerox will mail the definitive joint proxy statement/prospectus to its stockholders. Xerox and ACS urge investors and security holders to read the definitive joint proxy statement/prospectus regarding the proposed transaction before making any voting or investment decision when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger are set forth in the preliminary joint proxy statement/prospectus filed with the SEC. You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can find information about ACS’s executive officers and directors in its annual report on Form 10-K filed with the SEC on August 27, 2009. You can obtain free copies of these documents from Xerox and ACS websites using the contact information above.

This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of ACS will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of ACS; the risk that customer retention and revenue expansion goals for the ACS transaction will not be met and that disruptions from the ACS transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our Quarterly Report on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 and our 2008 Annual Report on Form 10-K and ACS’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

The following are excerpts from a transcript of the November 19, 2009 Corporate Webcast.

[Excerpt 1]

JOE CAHALAN: The standard question over the last month that I keep getting, and I guess we’ll start with Larry on this. Given the ACS acquisition and some good buzz, and some good news, what about the stock price? How do we interpret the lack of double digit growth {laugh}

LARRY ZIMMERMAN: Really, really. Well, you know, the stock price, I guess, I’ve talked to this audience a lot in the last years about the stock price, and I always try to relate it to one simple fact that over the long pull, your stock price goes with your performance, and so when you put numbers on the board, the price tends to go up, and you’ve seen in the last years that that’s happened with us. Unfortunately, this economy played a toll on us. We lost a lot of revenue. We lost a lot of profit, and our earnings went down, and therefore the stock price follows. So, you know, it’s clear to me that when we aggressively address 2010, and we perform in 2010, that stock price is going to follow our performance up and I’m confident our performance will be up, and I’m confident our stock price will be up with it.

Secondly, whenever you do large transaction, especially the size of the one we did, there tends to be volatility in the marketplace and it’s very difficult to make a judgment on what’s a real action by investors versus some speculative plays in the marketplace, and so, until this deal closes, I would expect to see stock prices jumping around, maybe on bits of information from one day, and I really think it’s nonproductive to watch the volatility of it. And, you know, at the end of the day, we’ll go into 2010, this deal will be closed, and I think our stock price, as I said, will follow our performance.

And I think the last point is, too, that we’ve spent a tremendous amount of time, Ursula and myself, Lynn Blodgett, Anne has done a lot of it also. In talking to investors, because we did announce the big acquisition and it is important to communicate. And so we’ve been out talking to investors about what this means for Xerox going forward, both current investors and new investors. And I think all of that is going to pay off. Again, it’s not a short term investment of our time to talk to these investors, so, you know, I guess my summary is, that when we, we put the numbers together next year, we’ll see positive results.

JOE CAHALAN: Right, okay. Jim, as a way of getting you in and also because we had a lot of questions about the acquisition, and I, I know we’re somewhat constricted in what we can talk about and not. But if you could give us sort of an update on how that’s going and what your perspective is.

JIM FIRESTONE: Sure, sure. As Larry just said, I mean, we haven’t closed yet. We expect to close in January, so, as a result, we can do a lot of planning and preparation, but we’re limited in what we can do in terms of direct interaction, particularly on the sales side. And as a result, we’ve created this acquisition operations office, being led by Paul Hartley, and to really go after where the big value is, and get the plans in place, and clarity as to how we’re going to approach them, in key areas.

First, this, this acquisition is all about revenue growth. I mean, that is why we’re doing this. It will accelerate our growth in the marketplace, it will change our position. To do that, there are three key areas. We want to work to, you know, let them to continue to be managed the way they always have managed themselves. They know how to pursue this business of, business process outsourcing. But where we can help, we can help by opening doors to our customers, our key account relationships worldwide, and so, try and understand which customers when, and for which topics. We can help them expand their footprint around the world. They’re mostly based from a customer point of view in the United States, but they have aspirations outside the United States. So we’re identifying which countries with which sorts of offers, and how to prioritize them. And then third, to use our technology to improve their operations. And actually to create new value they can bring to their customers. So we’re working closely with our innovation team and XIG, and particular Grenoble and PARC, to find ways that we can identify which, which types of technology that we have, can be leveraged the fastest, with the biggest gain for their impact.

So, so we’re working those teams. At the same time, we’re trying to understand what the operational interfaces will be, and how to best manage that. But again, this is all kind of in a planning sense, until the acquisition closes, but we’ll be well prepared when this closes to start the year with a real bang. And take, you know, full advantage of this new capability that we’ll have as part of the family.

[Excerpt 2]

JOE CAHALAN: Right, right, right. We have another question on the web. By the way, this is a very bashful group. But if you have any questions, just raise your hand and get the attention of a mic handler, and if I don’t answer, if I don’t see you, get my attention somehow. We’ll figure it out. But we are getting a lot of questions in over the web. This is, what is the impact to our business from Canon buying Oce. And this sounds like something my wife would ask, as a world class shopper, why didn’t we buy them?

{laughter}

URSULA BURNS: {laugh} Why don’t I, why don’t I start, and Jim if you can…

JIM FIRESTONE: Yeah, I can

URSULA BURNS: I’ll start with the why we didn’t buy them. And then why don’t you start with, then you answer

JIM FIRESTONE: Sure.

URSULA BURNS: We actually take a look at the landscape over time. Really true. I mean, we look at the technology landscape, the services landscape, the solution landscape, to see what opportunities that are out there. Obviously, Oce is in the landscape that we would look at. But so was ACS. So was a, an ability for Xerox to expand its business relevance through a stronger play in BPO. So we actually went hard after that play. We went after that play, and did not go after the Oce play. Because we believed that in the long term, this is a better solution for us. And a better play for us to leverage our value.

JOE CAHALAN: Okay. Jim, you want to add

JIM FIRESTONE: Yes. Canon and Oce. The first thing I’d say is, when you see industry transactions like this, they, they tend to fall into two types. One type is a transaction that’s driven by opportunity, and kind of an offense. And the other is a transaction that’s driven by need, and is more of a defense. And I draw a big distinction. When we made the choice of ACS versus potentially participating with Oce, we were, we were playing offense. We were looking for an opportunity to really expand our capabilities and we chose the best company in the space we wanted to move towards, and we’re going to create just great new value as a result.

[Excerpt 3]

JOE CAHALAN: Parting, parting comments.

URSULA BURNS: First is thank you. And thank you for, so far 2009, I’m very confident that we’re going to close 2009 strong, so I’m going to thank you in advance for the, the strong 2009. Cash, cost and expense, earnings, even though down on the year over year basis, very credible, and starting to turn our eye towards revenue. That’s a big deal. The second thing is, thank you for serving our customers well. I spend a lot of time, a lot of time, with our customers. And, all over the world. Big ones, small ones. And there is consistency in one thing. Actually, louder now than ever before, and that’s how good we are, in front of our customers. It’s really kind of an amazing thing. So that the economy is tough, and we’re fighting everywhere we can to get a machine in or a service in or a solution in. And our customers, and I don’t get, only sent to good customers. I get sent to all customers. They love us. And they like our people. I’m in front of them, and we, they believe that we are ready for real business. That’s what we’re there for, to help them run their business, as well. So thank you for serving our customers well. And also, thank you for allowing us to buy ACS. It hasn’t closed yet. But, there may be groups who believe that they are left out or this is not really for them. First of all, it’s by you, that we can actually take this type of a step. It’s a huge step for our company. And people may think that it’s a big risk. But it really isn’t. We have a strong business that’s operated every single day, around the world, that gives us, me, confidence that we can actually step away like we have. So, thank you for allowing us to have the flexibility to practice in this new space, on a bigger scale, and to make our services business $10 million.